

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2015

Mr. Pierre Mulacek
Chief Executive Officer
Arkanova Energy Corporation
305 Camp Craft Road, Suite 525
Austin, Texas 78746

   **Re:**  **Arkanova Energy Corporation**
       **Form 10-K for Fiscal Year Ended September 30, 2014**
       **Filed December 23, 2014**
       **File No. 0-51612**

Dear Mr. Mulacek:

   We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director